Skadden, Arps, Slate, Meagher & Flom

世達國際律師事務所

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

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June 21, 2022

VIA EDGAR Mr. Alan Campbell Ms. Laura Crotty Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Prenetics Global Limited (CIK No. 0001876431)

Dear Mr. Campbell and Ms. Crotty,

On behalf of our client, Prenetics Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 15, 2022 with respect to the Company’s Amendment No. 1 to registration statement on Form F-1 filed with the Commission on June 10, 2022 (the “Amendment No. 1”).

Concurrently with the submission of this letter, the Company is filing the Amendment No. 2 to the registration statement on Form F-1 (the “Amendment No. 2”). To facilitate your review, we will separately upload via the Commission’s secure file transfer site a courtesy copy of the Amendment No. 2 marked to show changes to the Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2. The changes reflected in Amendment No. 2 include those made in response to the Staff’s comments as well as other updates.

U.S. Securities and Exchange Commission

June 21, 2022

Amendment No. 1 to Registration Statement on Form F-1

Frequently Used Terms, page viii

1.	Please revise the definition of “China” and “PRC” to include Hong Kong and Macau.

In response to the Staff’s comment, the Company has revised the disclosure on page viii and page ix of the Amendment No. 2 and the use of these definitions throughout the Amendment No. 2.

Risk Factors

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts..., page 57

2.	Please revise the disclosure in this risk factor to include where your executive officers and directors are located. To the extent these individuals are located in China (including Hong Kong and Macau), please address the difficulty of bringing actions against individuals located in China and enforcing judgments against them. In addition, to the extent any of your officers or directors are located in China, please include Summary Risk Factor disclosure indicating that it may be difficult to enforce any judgments obtained from foreign courts against the company or the company’s officers and directors in China.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 and page 58 of the Amendment No. 2.

*          *          *

U.S. Securities and Exchange Commission

June 21, 2022

If you have any questions regarding the Amendment No. 2, please contact the undersigned by phone at +852 3740 4703 or via email at jonathan.stone@skadden.com.

Very truly yours,

/s/ Jonathan Stone
Jonathan Stone

cc:	Yeung Danny Sheng Wu, Chairman of the Board of Directors and Chief Executive Officer, Prenetics Global Limited

Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Global Limited

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Irene Chu, Partner, KPMG